ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

At a regular meeting held September 25-27, 2013, the Board of Trustees for the Registrant approved the name change from JHF II Global High Yield Fund to JHF II Global Income Fund and approved the changes to the investment policy for the Fund to provide greater flexibility for the Fund to invest in a wider variety of high yield and emerging-market debt securities, including investment grade securities.

At a regular meeting held December 16-18, 2013, the Board of Trustees for the Registrant approved the name change from JHF II Currency Strategies Fund to JHF II Absolute Return Currency Fund and approved changes to the Fund’s investment objective and investment strategies to more accurately position the Fund as an absolute return fund.